                                  EXHIBIT 10(u)

     Written description of employment agreement between the Registrant and
                            Michael P. Kelty, Ph.D.

At its meeting in September 2001, the Compensation and Organization Committee of the Board of Directors of the Company agreed to certain employment, severance and change in control agreements relating to Michael P. Kelty, Ph.D., Vice Chairman and Executive Vice President of the Company. Dr. Kelty's annual salary was increased to $350,000 effective October 1, 2001; his target bonus remained at 50%. It was also agreed that he continue to be entitled to participate in the various benefit programs available to senior executive officers of the Company. If Dr. Kelty's employment is terminated within 18 months following a change in control of the Company (as defined in the Company's 1996 Stock Option Plan), Dr. Kelty will be entitled to receive a lump sum payment equal to two times his base salary plus two times his target incentive. If Dr. Kelty's employment is terminated other than as a result of a change in control and other than for cause, he will be entitled to receive two times his base salary in effect at the date of termination in a lump sum within 90 days after termination. As of December 14, 2001, these agreements had not been reduced to writing.